EXHIBIT 21

MEDIWARE INFORMATION SYSTEMS, INC.
List of Subsidiaries

Subsidiary Name	State of Incorporation	Business Name
Digimedics Corporation	California	Mediware Information Systems, Inc.

JAC Computer Services, Ltd. (wholly owned subsidiary of Digimedics Corporation)	United Kingdom	JAC Computer Services, Ltd

Informedics, Inc.	Oregon	Mediware Information Systems, Inc.

Mediware Alternate Care Solutions, Inc	Delaware	Mediware Alternate Care Solutions, Inc.

Advantage Reimbursement LLC	Delaware	Advantage Reimbursement LLC

Mediware Blood Management LLC	Delaware	Mediware Information Systems, Inc.

Mediware Medication Management LLC	Delaware	Mediware Information Systems, Inc.

Mediware Clinical Management LLC	Delaware	Mediware Information Systems, Inc.